UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

	FORM N-17f-2

	Certificate of Accounting of Securities and Similar Investments in the Custody
	of Management Investment Companies

	Pursuant to Rule 17f-2 [17 CFR 270.17f-2]
1. Investment Company Act File Number:	Date examination
completed:
811-09813		April 29, 2011
2. State Identification Number:
AL	25681,

25685,

25686,

25689,

35407,

37052,

39491,

42611
AK
	600692
46,

60038241
,
	600382
38,

60038242
,

60038244
,

60057698
,

60059672
,

60063720
AZ	8465,

40607,

40470,

40474,

45014,

49019,

54306,

60272,

60274,

60273
AR
	600001
11,

60004611
,

60004612
,

60008576
,

60018755
,

60020406
,

60022913
,

60025941
CA 	*
CO 	IC2000-
18-580
CT
	214195,

214191,

214196,

1032086,

1040956,

1047528,

1055833,

1064394
DE	8681,

8680,

8682,

8684,

47516,

49264,

51752,

67530
DC	60012563,

60012558,

60012565,

60012570,

60027597,
	60031420

60036359,

60042569,

60042566,

60042567
FL	*
GA	SC-MF-
040734

HI	*
ID	48844,

48841,

48845,

48847,

60173,

61844,

64313,

67459
IL	60000033
IN	00-0346IC
IA		I-
26193,

I-19076,

I-19089,

I-29840,

I-64026,

I-67735,

I-72656,

I-78167,

I-78169,

I-78168
KS
	87S0001
009,

83S000072
5,

83S000072
4,

94S000001
5,

2007S0000
355,

2008S0000
572,

2009S0001
362,

2011S0001
357

KY 	M34790,

60021824
LA
	140362,

136386
ME
	MFN200
609,

MFN20798
6,

MFN20798
9,

MFN20801
3,

MFN10013
078,
	MFN100
17287,

MFN10023
160,

MFN10030
137,

MFN10030
135,

MFN10030
136
MD
	SM199800
21,

SM19980019
,

SM19980017
,

SM19980018
,

SM20062312
,

SM20072895
,

SM20091301
,

SM20110745
,

SM20110747
,

SM20110746
MA
	040458
37,

04045834
,

04045841
,

04045844

MI
	935635,

935637,

935640,

935642,

948659,

952471,

957465,

962897,

962898,

962899
MN 	R-42778.1
MS
	6002898
8,

60028993,

60028992,

60028989,

60042315,
	6004607
7,

60051164,

60056626,

60056624,

60056625
MO 	2000-00609,
          Q-
MT-1289,
          Q-
MT-1290,

1993-
00673,

2007-
02346,

R2009-
1,041,

R2011-
850
MT 	28405,

9201,

9204,

28321,

58150,

61652,

66251,

71636,

71637,

71638
NE		22604,

11060,

11064,

25994,

66713,

70501,

75675,

81303,

81305,

81304
NV	*
NH	*
NJ 	MF-
0645,

MF-9430
NM	6819,

14071,

14067,

14065,

23838,

27482,

32459,

37878,

37879,

37880
NY	S 27 53
23,
          S 27
53 22,
          S 27
53 17,
          S 27
53 21,
          S 31
66 37,
          S 32
02 39,
          S 32
49 66
NC	14485
ND	U560,

U557,

U561,

U563,

AV916,

AZ959,

BE516,

BK690,

BK692,

BK691
OH 	79173
OK 	SE-
2191382,

SE-
2185997,

SE-
2191380,

SE-
2183899,

SE-
2183900,

SE-
2191378,

SE-
2195592
OR	2001-
1464,

2001-
1463,

2001-
1468,

2006-
1679,

2007-
1913,

2001-
1466,

2009-871

PA 	2000-03-
120MF
RI	*
SC	MF
14035,

MF 11225,

MF 11218,

MF 11220,

MF 16660,

MF 17274,

MF 17999,

MF18887
SD 	9889,

10195,

10196,

10597,

37884,

41977,

46218,

51538,

51540,

51539
TN 	 RM10-
2343,

M11-0810
TX    C
39434,

C 39435,

C 39438,

C 42953,

C 81352,

C 85436,

C 90824,

C96338,

C96340,

C96339
UT	006-
6364-13,

007-1835-
18

VT
	1/16/9
8-23,

1/16/98-
21,

1/16/98-
22,

1/16/98-
25,

10/17/06
-02,

11/06/07
-27,

6/12/09-
01,

3/25/11-
04,

3/25/11-
05,

3/25/11-
06
VA	118050
WA
	6001980
6,

60019819,

60019807,

60019803,

60043000,

60046878,

60052002,

60057497,

60057498,

60057499

WV	MF-
24145,

MF-24125,

MF-24121,

MF-24123,

MF-56705,

MF-60744,

MF-66075,

MF-71847,

MF-71846,

MF-71845

WI
	341392
-03,

341390-
03,

341393-
03,

341394-
03,

508542-
03,

524319-
03,

560787-
03
WY	21645
PUERTO RICO   S-19806,

S-29875,

S-31750,

S-34013,

S-37583,

S-37586,

S-40832,

S-40832-1,

S-40833,

S-40833-1


Other (specify):
   *Indicates Fund is registered in state but state does not issue identification numbers
	Securities in the Scout Funds Prospectus included: Stock Fund, Mid Cap Fund, Small Cap Fund, TrendStar Small Cap Fund, International Fund, International Discovery Fund and Core Bond Fund

3. Exact name of investment company as specified in registration statement:
Scout Funds

4. Address of principal executive office: (number, street, city, state, zip code)
803 West Michigan Street, Milwaukee, WI  53233



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Trustees of
Scout Funds:
We have examined management's assertion included in the accompanying
Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940 that Scout Funds (the "Trust"), comprising the Scout Stock Fund, Scout Mid Cap Fund, Scout Small Cap
Fund, Scout TrendStar Small Cap Fund, Scout International Fund, Scout International Discovery Fund, Scout Core Bond Fund, and Scout Core Plus
Bond Fund (each a "Fund" and collectively, the "Funds"), complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the
Investment Company Act of 1940 ("the Act") as of April 29, 2011.
Management is responsible for the Trust's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Trust's compliance based on our examination.
Our examination was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United
States), and accordingly, included examining on a test basis, evidence about the Trust's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances.
Included among our procedures were the following tests performed as of
April 29, 2011, and with respect to agreement of security purchases and sales, for the period from June 30, 2010 (the date of our last examination) through April 29, 2011:
*	Confirmation of all securities held by institutions in book entry form by
The Depository Trust Company, Federal Reserve Bank of Kansas City, and
Citibank Global Transaction Services.

*	Reconciliation of all such securities to the books and records of each of the Funds and the Custodian (UMB Bank, n.a., an affiliated entity); and

*	Agreement of 15 security purchases and 15 security sales or maturities since our last examination from the books and records of the corresponding Funds to the source documentation from the brokers.
We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Trust's compliance with specified requirements.
In our opinion, management's assertion that the Trust complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of April 29, 2011, with respect to securities reflected in the investment account of the Company is fairly stated, in all material respects.
This report is intended solely for the information and use of management and the Board of Trustees of Scout Funds and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

Milwaukee, Wisconsin
June 28, 2011


Management Statement Regarding Compliance with Certain Provisions
of the Investment 	Company Act of 1940

We, as members of management of Scout Funds (the "Trust"), comprising the Scout Core Bond Fund, Scout Core Plus Bond Fund, Scout International Fund, Scout International Discovery Fund, Scout Mid Cap Fund, Scout Small Cap Fund, Scout TrendStar Small Cap Fund, Scout Stock Fund (collectively, the "Funds"), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Trust's compliance with the requirements of subsection (b) and (c) of Rule 17f-2 as of April 29, 2011, and from June 30, 2010 through April, 29, 2011.

Based on this evaluation, we assert that the Trust was in compliance with requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of April 29, 2011 and from June 30, 2010 through April 29, 2011, with respect to securities reflected in the investment accounts of the Funds.


Scout Funds
By:



Scott Betz, Treasurer